

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Chris M. Scherzinger
Chief Executive Officer
Weber Inc.
1415 S. Roselle Road
Palatine, Illinois 60067

      Re: Weber Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted June 23, 2021
          CIK No. 0001857951

Dear Mr. Scherzinger:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

A Letter from Chris Scherzinger, CEO, page v

1.   Please move Mr. Scherzinger's letter to a section of the prospectus that follows the Risk Factors.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash, Accounting Branch Chief, at (202) (551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Pedro J. Bermeo